

January 24, 2014

Via E-mail
Mr. Gregory J. Bylsma
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, MI 49464-0302

     Re: Herman Miller, Inc.
            Form 10-K for the year ended June 1, 2013
            Filed July 30, 2013
            File No. 1-15141

Dear Mr. Bylsma:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 1, 2013

Management's Discussion and Analysis, page 15

Executive Overview, page 15

1. You disclose that the North American reportable segment is the aggregation of two operating segments. Please identify these two operating segments and tell us how you considered ASC 280-10-50 in identifying your operating segments and how your reporting segments meet the aggregation criteria set forth in ASC 280-10-50-11. You may wish to provide us supplementally with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar and aggregation is appropriate.

Financial Results, page 20

2. We note from the tables on pages 21-22 the significant impact that "Change in other volumes" has on your net sales. Please provide draft disclosure, to be included in future filings that discusses the material components of this line item and the reasons for the significant increase during fiscal 2013. Ensure that your disclosure discusses not only volume changes of existing products but the impact of any product introductions. In this regard, we note from your Q2 2014 earnings call transcript you anticipate Living Office systems to begin standard order entry in the first half of 2014 and have begun recognizing revenue on the first shipments related to the large energy project.

2. Acquisitions and Divestitures, page 50

3. Please provide to us your significance calculations for the Maharam acquisition under the asset, investment and income tests as prescribed by Rule 3-05 of Regulation S-X and tell us your basis for not providing financial statements under Rule 3-05 for this acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant